Exhibit 12

Statement re computation of ratios

	2003	2002	2001	2000	1999
Income before income taxes	12,719	10,751	10,116	9,083	7,323
Capitalized interest	(124)	(130)	(93)	(57)	(41)
Minority interest	(193)	(183)	(129)	(170)	(153)
Adjusted profit before tax	12,402	10,438	9,894	8,856 *	7,129

Fixed Charges
Debt interest	803	1,083	1,104	779	535
Capital lease interest	260	274	279	266	268
Capitalized interest	124	130	93	57	41
Interest component of rent	873	834	714	458	523
Amortization of Debt Issuance Cost
Total fixed expense	2,060	2,321	2,190	1,560	1,367

Profit before taxes and fixed expenses	14,462	12,759	12,084	10,416	8,496

Fixed charge coverage	7.02	5.50	5.52	6.68	6.22

* Does not include the cumulative effect of accounting change recorded by the Company in Fiscal 2000